EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Amgen Inc. for the registration of 4.563% Senior Notes due 2048 and 4.663% Senior Notes due 2051 and to the incorporation by reference therein of our report dated February 16, 2016 (except for the effects of the retrospective adoption of the updated accounting standards discussed in Notes 1, 14 and 16 to the consolidated financial statements, as to which the date is October 31, 2016), with respect to the consolidated financial statements and schedule of Amgen Inc., and our report dated February 16, 2016, with respect to the effectiveness of internal control over financial reporting of Amgen Inc., included in Amgen Inc.’s Current Report on Form 8-K dated October 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 1, 2016